AGREEMENT, WAIVER AND GENERAL RELEASE
                 -------------------------------------

This Agreement, Waiver and General Release ("Agreement") is made and entered into on ------------ ----, 2000 by and between H. Thomas McMeekin (hereinafter referred to as "Mr. McMeekin"), and, Lincoln National Corporation, on behalf of itself and their affiliates and subsidiaries, and each of their directors, officers, representatives, agents, attorneys, employees, successors, and assigns and any other person acting through, by, under or in concert with any of them (hereinafter collectively referred to as "LFG"), and shall become effective eight (8) days after the date of execution hereof by Mr. McMeekin.

                                RECITALS
                                --------

A. Mr. McMeekin has been employed with LFG from November 9, 1987, and tendered his resignation attached as Exhibit A.

B. Mr. McMeekin and LFG have carefully explored this situation and in spirit of compromise have agreed to enter into the following Agreement.

In consideration of the premises and mutual promises and agreements of the parties contained herein, it is agreed as follows:

1. Mr. McMeekin will receive a total of fifty-two (52) weeks of severance pay, in the aggregate amount of $382,000, which includes any amounts due under the terms of the Lincoln National Corporation Employee's Severance Pay Policy Plan, paid bi-weekly beginning September 1, 2000, less applicable withholding taxes and deductions.

2. Mr. McMeekin will be paid $510,540 on January 5, 2001 as the pro rata share of his 2000 incentive award based on 1999 results. This amount will be less applicable withholding. Mr. McMeekin's account under the Lincoln National Corporation Executive Deferred Compensation Plan for Employees will be paid out in five (5) annual installments beginning on January 1, 2001. Phantom stock units will be paid out in Lincoln National Corporation common stock. These payments will be subject to any applicable tax withholding and reporting requirements.

3. Mr. McMeekin's outstanding Lincoln National Corporation stock options will be deemed vested and will be exercisable through December 1, 2000.
Mr. McMeekin will be treated as involuntarily termed (job eliminated) for purposes of the LNC Stock Option Plan and the LNC Employees' Savings and Profit-Sharing Plan. Mr. McMeekin will receive cash in lieu of any payment under the Long Term Incentive Plan ("LTIP"), in an amount equal to the Fair Market Value of 22,223 shares plus Mr. McMeekin's dividend equivalent rights under the LTIP. Fair Market Value will be determined by using the average of the highest and lowest prices of a share of Lincoln National Corporation's Common Stock, as quoted on the composite transaction's table of the New York Stock Exchange for the last five (5) business days of August, 2000. Mr. McMeekin will provide wire instructions to Judy Weaver and payment will be wired no later than September 6, 2000 in accordance with such instructions. Mr. McMeekin will be notified of the amount of such wire transfer by Tuesday, September 5, 2000. The 25,000 restricted shares and all related dividend equivalent rights that Mr. McMeekin was granted under the LTIP will be forfeited as of September 1, 2000.

4. Mr. McMeekin will receive $10,000 in lieu of receiving financial planning during 2000 and tax return preparation assistance for the 2000 tax year (April, 2001 tax return).

5. Mr. McMeekin's employee medical, dental and life elections will continue until September 1, 2000. At that time, Mr. McMeekin's COBRA election period commences.

6. Mr. McMeekin will be paid on September 1, 2000 for any accrued and unused managed time as of September 1, 2000.

7. Mr. McMeekin will be eligible for outplacement assistance with Right Management Consultants (the Key Executive Plan).

8. Mr. McMeekin will be eligible for a relocation package through September 1, 2002 to assist in his return to Fort Wayne, Indiana or to an equivalent location, in an amount not to exceed $100,000, provided however, that should Mr. McMeekin be eligible to receive any expense reimbursement from another employer in connection with such a relocation, the amount he will be eligible to receive from LFG will be reduced by the amount payable by the other employer.

9. LFG will cease funding Mr. McMeekin's split dollar policy on September 1, 2000 and will be entitled to recover the premiums LFG paid for such policy either as a result of the cancellation of such policy or from the policy's cash value if Mr. McMeekin elects to keep the policy in effect. (Mr. McMeekin, at his option, may reimburse LFG directly for the premiums if he elects to keep the policy in effect.) Mr. McMeekin will be reimbursed for any taxes he incurs as a result of LFG's recovery of premiums.

10. Mr. McMeekin, for and in consideration of receiving the above, waives any right to personal recovery and hereby irrevocably, unconditionally and generally releases, acquits, and forever discharges to the fullest extent permitted by law, LFG from all charges, complaints, actions, causes of actions, suits, rights, grievances, costs, losses, debts, expenses, sums of money, accounts, covenants, contracts, agreements, claims, damages, liabilities, obligations, and demands of any nature whatsoever, known or unknown, in law or in equity ("Claim" or "Claims"), which against them Mr. McMeekin at any time heretofore ever had, owned, or held or claimed to have had, owned, or held or which Mr. McMeekin now has, owns, or hold, or claims to have, own, or hold, or which Mr. McMeekin can, shall or may have, or which Mr. McMeekin's heirs, executors, administrators, personal representatives, successors, or assigns hereinafter can, shall or may have, in any way connected with or relating to Mr. McMeekin's employment and/or the termination of his employment with LFG.

11. Paragraph 10 above includes, but is not limited to, claims, disputes or causes of action or right to personal recovery under tort, contract, or other laws of the State of Indiana and the Commonwealth of Pennsylvania, (including, but by no means limited to, claims for unemployment compensation and claims arising out of or alleging breach of contract, wrongful termination, breach of implied employment, breach of good faith and fair dealing, impairment of economic opportunity, intentional infliction of emotional harm or emotional distress, fraud [actual or constructive]), defamation [libel or slander], under the Age Discrimination in Employment Act of 1967, 29 U.S.C. [SECTION MARK] 621, et seq., as amended by the Older Worker's Benefit Protection Act ("OWBPA"), under Title VII of the Civil Rights Act of 1964, 42 U.S.C. [SECTION MARK] 2000e, et seq., as amended, by the Civil Rights Act of 1991, under the Americans with Disabilities Act of 1990, 42 U.S.C. [SECTION MARK] 12101, et seq., as amended, under the Family and Medical Leave Act of 1993, 29 U.S.C. [SECTION MARK] 2601, et seq., under 42 U.S.C. [SECTION MARK] 1981, under the Fair Labor Standards Act, 29 U.S.C. [SECTION MARK] 201, et seq., under the Fair Credit Reporting Act, 15 U.S.C. [SECTION MARK] 1681, et seq., under any theory of retaliation, under any federal or state law or municipal ordinance relating to discrimination in employment, or under any other laws, ordinances, executive orders, rules, regulations or administrative or judicial case law arising under the statutory or common laws of the United States, the State of Indiana and the Commonwealth of Pennsylvania, or any political subdivision of the State of Indiana and the Commonwealth of Pennsylvania.

Paragraph 10 is not intended to nor does it affect Mr. McMeekin's right to receive benefits under any or all pension, salary continuation or other such plans under which Mr. McMeekin is entitled to receive benefits in accordance with the terms of such plans.

12. Mr. McMeekin knowingly and voluntarily specifically waives any rights or claims arising under 29 U.S.C.621 et seq., as amended by the OWBPA and, more specifically, any right or claim under 29 U.S.C.626. Mr. McMeekin specifically states and acknowledges that:

A. This waiver is part of an Agreement written in a manner calculated to be understood by him.

B. He does not waive rights or claims that may arise after the date that
this Agreement   is executed.

C. He is receiving consideration in addition to anything of value to which he would already have been entitled prior to executing this Agreement.

D. He has been and is hereby advised, in writing, to consult an attorney prior to executing this Agreement.

E. He further acknowledges that he has been given a period of at least twenty-one (21) days within which to consider this Agreement.

13. It is provided that for a period of seven (7) days following the execution of this Agreement, Mr. McMeekin may revoke said Agreement by notice to LFG. Further, this Agreement shall not become effective or enforceable until the revocation period has expired.

14. Mr. McMeekin warrants and represents that in executing this document he does so with full knowledge of any and all rights which he may have with respect to all matters released. Mr. McMeekin further understands, acknowledges and agrees that the payment of any consideration is not an admission of liability on the part of LFG, but to the contrary, represents a negotiated compromise and agreement. This Agreement, shall not in any way be interpreted to render Mr. McMeekin a "prevailing party" for any purpose, including, but not limited to, an award of attorney's fees under any statute or otherwise.

15. Mr. McMeekin represents that he has not filed any complaints or claims against LFG with any local, state or federal court or agency, that Mr. McMeekin will not do so at any time hereafter for claims which arose prior to the date he signs this Agreement, and that if any such court or agency assumes jurisdiction of any complaint or claim against LFG which arose prior to the execution of this Agreement, he will immediately request such court or agency to dismiss the matter and take all such additional steps necessary to facilitate such dismissal with prejudice. As a further material inducement to LFG to enter into this Agreement, Mr. McMeekin covenants and agrees not to sue, or join with others in suing, LFG on any of the released Claims.

16. LFG hereby releases Mr. McMeekin of any and all claims, demands, actions, liabilities or indebtedness, whether known or unknown, arising out of his employment and services provided to LFG, excepting, however, claims not known to LFG involving fraud, theft, or misappropriation of LFG property, assets, confidential information or trade secrets or which arise under this Agreement, including, but not limited to, Paragraphs 19, 20 and 21.

17. Mr. McMeekin, due to the knowledge and information he possesses gained as a result of his employment with LFG hereby agrees to make himself available, at reasonable times, to cooperate, consult, testify, etc. with respect to current and future legal actions including but not limited to litigation, arbitrations, mediation, administrative, and/or regulatory proceedings in which LFG is a party. LFG will pay Mr. McMeekin for the reasonable value of his time with the express understanding that any such payment is not made for or as an inducement to the substance of his testimony.

18. Mr. McMeekin will be entitled to indemnification (including reimbursement of legal expenses) by LFG to the extent permitted by its bylaws on the same basis as the indemnification provided to other former officers. Mr. McMeekin will be entitled to coverage under LFG's directors and officers liability insurance policy on the same basis as the coverage provided to other former officers.

19. As a result of Mr. McMeekin's position as Executive Vice President and Chief Investment Officer of Lincoln National Corporation and his service on LFG's Senior Management Committee, he has been instrumental in developing the strategic direction of LFG's investment businesses and has participated in developing LFG's overall strategic direction. He also has developed, obtained or learned specific confidential information or trade secrets which are the property of LFG. Mr. McMeekin hereby covenants and agrees to use his best efforts and utmost diligence to guard and protect such confidential information and trade secrets and that he will not disclose or permit to be disclosed to any third party by any method whatsoever any such confidential information or trade secret. Confidential information or trade secrets shall include, but not be limited to, any and all records, notes, memoranda, data, ideas, processes, methods, devices, programs, computer software, writings, research, personnel information, customer information, financial information, plans or any information of whatever nature, in the possession or control of LFG which has not or have not been published or disclosed to the general public or which gives LFG an opportunity to obtain an advantage over competitors who do not know or use it.

20. Mr. McMeekin shall not directly, or indirectly solicit or endeavor to entice away from LFG any person who is currently employed by LFG.

21. For a period of three (3) years following the termination of Mr. McMeekin's employment, he agrees that neither he nor any entity directly or indirectly controlled by him will directly or indirectly participate in a proscribed activity. A "proscribed activity" shall mean either (1) soliciting others to invest in the common stock of Lincoln National Corporation ("LNC") for the purpose of effecting an acquisition of control of LNC or his directly investing in more than 1% of the common stock of LNC or (2) using confidential information or trade secrets (as described in paragraph 16 above) to assist any person, entity or group of persons which intends to or does attempt to effect an acquisition of control of LNC. The term "Control" shall be defined for purposes of this paragraph to have the meaning of control contained in Ind. Code Ann. Sec. 27-1-23-1(e).

22. Mr. McMeekin warrants and represents that no other person or entity has any interest in the matters released and that he has not assigned or transferred or purported to assign or transfer to any person or entity all or any portion of the matters released.

23. Mr. McMeekin represents and acknowledges that he is not relying and has not relied on any representation or statements made by LFG, or any of them, with respect to any of the matters released or with regard to his rights or asserted rights in connection therewith. Mr. McMeekin and LFG each hereby assume the risk of any mistake of fact with regard to any of the matters released or with regard to any of the facts which are now unknown to him relating thereto.

24. Mr. McMeekin represents and agrees that he shall not communicate the terms of this Agreement and that he will not hereafter disclose any information concerning this Agreement, or any information discussed by the parties in negotiation of this Agreement to any person, corporation, or other entity for any purpose whatsoever without prior written permission from LFG, except to the extent necessary to Right Management Consultants, Mr. McMeekin's attorney, tax preparer, accountant, or other financial advisor, or as required by law. This provision shall no longer be binding upon Mr. McMeekin if the terms of the Agreement are publicly disclosed by LNC as required by law.

25. This Agreement may not be introduced in evidence or relied on by either party in subsequent legal proceedings except only proceedings alleging or arising out of, and seeking redress for breach of the terms hereof.

26. This Agreement shall be binding upon Mr. McMeekin and upon his heirs, executors, administrators, personal representatives, successors and assigns, and shall inure to the benefit of LFG and each of them, and to respective heirs, administrators, representatives, executors, successors and assigns, as the case may be.

27. This Agreement is made and entered into in the State of Indiana, and shall in all respects be interpreted, enforced and governed under the internal laws (and not the conflicts of laws rules) of said State. Should any provision of this Agreement be declared or determined to be null, void, inoperative, illegal or invalid for any reason, the validity of the remaining parts, terms or provisions shall not be affected thereby and they shall retain their full force and effect, and said null, void, inoperative, illegal or invalid part, term, or provision shall be deemed not to be a part of this Agreement. As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so indicates or requires. The language of all parts of this Agreement shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties.

28. LFG and Mr. McMeekin recognize that in the event a dispute should arise between them concerning the interpretation or implementation of this Agreement, lengthy and expensive litigation will not afford a practical resolution of the issues within a reasonable period of time. Consequently, each party agrees that all disputes, disagreements and questions of interpretation concerning this Agreement, other than as described in paragraph 29, are to be submitted for resolution to the American Arbitration Association ("Association") in Philadelphia, Pennsylvania.
LFG, or Mr. McMeekin, may initiate an arbitration proceeding at any time by giving notice to the others in accordance with the rules of the Association. The Association shall designate a single arbitrator to conduct the proceeding, but LFG, and the Mr. McMeekin, may, as a matter of right, require the substitution of a different arbitrator chosen by the Association. Each such right of substitution may be exercised only once. The decision of the arbitrator shall be final and binding upon the parties and shall be enforceable in courts of proper jurisdiction. Each party shall bear their own costs in the arbitration, including attorneys fees and the parties shall share equally the fees and expenses of the arbitrator.

29. Mr. McMeekin acknowledges and agrees that the remedy at law of LFG for a breach or threatened breach of any of the provisions of paragraphs 19, 20 or 21 hereof would be inadequate and, in recognition of this fact, in the event of a breach or threatened breach by Mr. McMeekin of any of the provisions of Section 19, 20 or 21 hereof, it is agreed that, in addition to the remedy at law, LFG shall be entitled to, equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction, or any other equitable remedy which may then be available. Nothing herein contained shall be construed as prohibiting LFG from pursuing any other remedies available to them for such breach or threatened breach.

30. Except as otherwise provided in this Agreement, any such notice shall be deemed properly given if in writing and if mailed by registered or certified mail, postage prepaid with return receipt requested, to the residence of Mr. McMeekin, in the case of notices to Mr. McMeekin, with cc to John Frazier Hunt, Esquire, Hunt & Ayres, 1818 Market Street, 33rd Floor, Philadelphia, PA 19103 and to the principal office of LFG, in the case of notices to LFG.

31. This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any and all prior negotiations, agreements or understandings between the parties hereto pertaining to the subject matter hereof. This Agreement may not be modified or amended except by a written agreement signed by the parties hereto.

               PLEASE READ CAREFULLY.  THIS AGREEMENT, WAIVER
                  AND GENERAL RELEASE INCLUDES A GENERAL
                  RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS

                        AFFIRMATION OF RELEASOR
                        -----------------------

I warrant that this Agreement reflects the entire settlement between myself and LFG. I have read this Agreement carefully, and I have been given the opportunity to consult with private counsel concerning its terms and effect and concerning my rights. I fully understand that this Agreement generally releases all of my claims, both known and unknown, arising prior to the execution hereof, against LFG, except as specifically otherwise provided herein. I execute this Agreement voluntarily and of my own choice with full and complete knowledge and understanding of its significance and effect.

Dated: ----------------, 2000
                                            --------------------
                                              H. Thomas McMeekin

STATE OF ------------------        )
                                   )SS:

COUNTY OF ----------------         )

Subscribed and sworn to before me, a Notary Public in and for said County and State, this ---------------- day of -------------------, 2000.

                                           ----------------
                                           Notary Public

My Commission Expires: ----------------

County of Residence: ----------------------------------------------------


                          ACCEPTANCE OF LFG
                          -----------------

The undersigned accepts the foregoing Agreement on behalf of LFG.

Dated: --------------------, 2000
                                      -----------------------------------
                                      Authorized to execute this Agreement
                                      on behalf of Lincoln National Corporation

STATE OF ------------------        )
                                   )SS:

COUNTY OF ----------------         )



Subscribed and sworn to before me, a Notary Public in and for said County and State, this ---------------- day of -------------------, 2000.



                                           ----------------
                                           Notary Public

My Commission Expires: ----------------

County of Residence: ----------------------------------------------------



                                   EXHIBIT A

TO: Kevin S. Lee, Richelle S. Maestro, Eric E. Miller, Cynthia A. Rose,
    C. Suzanne Womack
    Secretary

SUBJECT: Resignation


Effective June 30, 2000, I resign as director and/or officer of Lincoln National Corporation and all its subsidiary companies in which I continue to hold such a position, including, but not limited to the following:

President and Director
Lincoln Investment Management, Inc.

Executive Vice President and Chief Investment Officer
Lincoln National Corporation

Executive Vice President and Director
Delaware Management Holdings, Inc.

Director
Lincoln National Investment Companies, Inc.
Lincoln National Realty Corporation
The Lincoln National Life Insurance Company
Vantage Global Advisors, Inc.

Member of and Chairman of Benefits Investment Committee
Lincoln National Corporation

Member of and Chairman of Investment Committee
The Lincoln National Life Insurance Company

Effective June 30, 2000, I further resign as an officer of each fund in the Delaware Investment Family of Funds in which I hold such a position.

I further understand that it may be desirable for me to resign as an officer and/or director of certain of the entities described above at an earlier date. I agree to offer my written resignation with respect to any such entity, as and effective at such time as requested by LFG.

Dated ----------------, 2000     --------------------------
                                     H. Thomas McMeekin